21002912

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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MAR 01 2021
Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 46837

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DBS Vickers Securities (USA) Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 Third Avenue, Suite 26A
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Annemarie Brown (212) 826-3559
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name -- *if individual, state last, first, middle name*)

200 Jefferson Park, Suite 400 (Address) Whippany (City) New Jersey (State) 07981-11070 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Annemarie Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of December 31, ,20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Annemarie Brown 2/25/21
Signature

VP, Financial Controller
Title

02/25/2021
Notary Public

Hyacinth Rose McFarlane
Notary Public, State of New York
No. 01MC6281893
Qualified in New York County
Commission Expires May 13, 2021

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DBS VICKERS SECURITIES (USA) INC.

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2020

DBS Vickers Securities (USA) Inc.

CONTENTS

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
DBS Vickers Securities (USA) Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of DBS Vickers Securities (USA) Inc. (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2014.

February 25, 2021

DBS VICKERS SECURITIES (USA) INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

ASSETS		
Cash and cash equivalent	$	7,191,078
Commissions and other receivables from affiliates		194,207
Accounts receivable from referral partners		1,108,282
Prepaid expenses and other assets		59,096
Property and equipment, net		13,832
Operating lease right of use asset		107,609
Security deposit, office space		144,873
Total assets	$	8,818,977
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accrued expenses and other liabilities	$	205,111
Operating lease liability		110,680
Intercompany payables to parent		688,189
Total liabilities		1,003,980
Stockholder's equity		
Common stock, $.01 par value, authorized, issued, and outstanding 1,000 shares		10
Additional paid-in capital		2,684,990
Retained earnings		5,129,997
Total stockholder's equity		7,814,997
	$	8,818,977

See accompanying notes to financial statements.

1. Nature of business and summary of significant accounting policies

Nature of Business

DBS Vickers Securities (USA) Inc. (the "Company") is a Delaware corporation which is wholly-owned by DBS Vickers Securities Holdings PTE Ltd., a subsidiary of DBS Bank Ltd. (the "Parent") based in Singapore. The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company relies on the international dealer exception with the Ontario Securities Commission.

The Company operates as a broker-dealer dealing principally in Pacific Rim and other emerging markets' equity securities and effects securities transactions on behalf of U.S. institutional clients through its foreign broker-dealer affiliates on a delivery and/or receipt versus payment basis. The Company's commissions from customers are collected by an affiliate and remitted to the Company monthly. The Company does not hold cash or securities for its institutional customers.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). See note 11 for additional information.

These financial statements were approved by management and available for issuance on February 25, 2021. Subsequent events have been evaluated through this date.

Cash and Cash Equivalent

The Company considers highly-liquid investments with original maturities of three months or less to be cash equivalents.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation on a straight-line basis over the estimated useful lives of the assets of three to seven years. Leasehold improvements are amortized using the straight-line method over the lesser of their economic useful lives or the term of the lease.

Revenue Recognition

The Company recognizes revenue under the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606. The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

1. Nature of business and summary of significant accounting policies (continued)

Transactions in Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the year-end exchange rates. Transactions denominated in foreign currencies, are translated into United States dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are reflected in commissions on the statement of operations.

Recently adopted accounting pronouncement – Credit Losses

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. The Company identified fees and other receivables (including, but not limited to, receivables related to securities transactions, corporate finance and syndicate receivables, management fees and incentive fees receivable) as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening member's equity as of the December 31, 2020. Accordingly, the Company recognized no adjustment upon adoption. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees and other receivables is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards. The Company has not provided an allowance for credit losses at December 31, 2020.

Leases

Under *Topic 842*, the Company determines if an arrangement is a lease at inception. Right of use (ROU) assets and lease liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As most of our leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Our incremental borrowing rate is a hypothetical rate based on our understanding of what our credit rating would be. The ROU asset also includes any lease payments made prior to commencement and is recorded net of any lease incentives received. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options. When determining the probability of exercising such options, the Company considers contract-based, asset-based, entity-based, and market-based factors. Our lease agreements may contain variable costs such as common area maintenance, insurance, real estate taxes or other costs. Variable lease costs are expensed as incurred on the statement of operations. Our lease agreements generally do not contain any residual value guarantees or restrictive covenants.

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for the difference between the financial statement and tax

1. Nature of business and summary of significant accounting policies (continued)

bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholders equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax
jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Nature of business and summary of significant accounting policies (continued)

Risk and Contingencies

On March 9, 2020, the Company launched its Business Continuity Plan (BCP) in response to the State of Emergency initiated by the Governor of the State of New York in response to the increased risk of the Covid-19 virus. As a result, all staff effectively began working from home or going to the office on a reduced scale. As the virus progressed, all staff reverted to working remotely until further notice. Initiating the Company's BCP has had no impact on the Company's financial condition or results of operations, nor do we anticipate an impact to future operations. The use of estimates, revenue recognition, and internal controls has remained intact with no impairment to the Company's assets. The Company does not expect to incur any material Covid-19 related contingencies.

2. Property and equipment

Details of property and equipment at December 31, 2019 are as follows:

Furniture and Fixtures	$ 61,350
Leasehold improvements	109,649
Office equipment	1,400
Computer software	21,785
Computer hardware	152,716
	346,900
Less accumulated depreciation And amortization	333,068
	$ 13,832

Depreciation and amortization expense is approximately $20,500 for the year ended December 31, 2020.

3. Security deposit

At December 31, 2020, the Company had a high yield savings account of approximately $145,000 pledged to third parties to collateralize a letter of credit related to a lease deposit in connection with the operating lease agreement which was signed in November 2010.

4. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the alternative net capital requirement, permitted by Rule 15c3-1, which requires that the Company maintain minimum regulatory net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2020, the Company's net capital was approximately $6,295,000, which was approximately $6,045,000 in excess of its minimum requirement of $250,000.

5. Income taxes

The provision for income taxes for the year ended December 31, 2020 consists of the following:

Current		
Federal	$	-
State and local		1,633
		1,633
Deferred		
Federal	$	(176,922)
State and local		-
		(176,922)
	$	(175,289)

At December 31, 2020, the Company has federal, state, and city net operating loss carryforwards of approximately $232,000, $581,000, and $709,000 respectively, which begin to expire in 2034. The Company utilized approximately $305,500 of deferred tax assets during the year resulting in approximately $134,500 of deferred tax assets generated by the net losses as well as other timing differences. Due to the CARES Act, which passed earlier in 2020 as a result of the Covd-19 pandemic, the rules regarding Net Operating Losses (NOL) carrybacks were changed for NOLs incurred during the years 2018, 2019 and 2020. From these years, NOLs can now be carried back up to 5 years. This enabled the loss incurred by the Company in the year 2018 to be carried back to the year 2013 resulting in a refund of approximately $176,000The current valuation allowance of approximately $134,500 is due to changes in net operating loss carryforwards. For the year ended December 31, 2020, the Company has determined that realization of its deferred tax asset is not likely and therefore has recorded a valuation reserve for the full amount.

6. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses for these counterparties.

7. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(i). The Company does not hold customers' cash or securities and therefore, did not maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers". The Company is also exempt because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 are limited to investment banking activities.

8. Related party transactions

Substantially all of the Company's commission revenue is derived from effecting securities transactions on behalf of customers, primarily United States institutional investors, with its affiliates in the Pacific Rim and other emerging markets. The Company pays clearing fees to its affiliates based on customer trading activity. Clearing fees paid to the Company affiliates amounted to approximately $2,424,000 for the year ended December 31, 2020, pursuant to a clearing arrangement with the Parent and its affiliates. The Company's commissions from customers is collected by an affiliate and remitted to the Company monthly after deducting clearing fees owed to the affiliates. As a result, there are no clearing fees payable to affiliates. Commissions receivable from customers (net of clearing fees), pending collection by its affiliate, amounted to approximately $194,000 as of December 31, 2020.

The Company also receives commissions from its participation in an affiliate's investment banking activity in relation to its trades made to the Company's customers. Such commissions are allocated by the affiliate based on the most current estimates and amounted to approximately $182,000 for the year ended December 31, 2020.

In 2017, the Company entered into Referral Agreements with Siebert Williams Shank & Co., formally known as The Williams Capital Group, and Academy Securities, (the "Alliance Partners"), both minority owned U.S. SEC registered broker-dealers, whereby they may, from time to time, present their securities services including public and private underwritings of debt and equity securities. Our parent, DBS Bank, may refer certain of its clients (the "Clients") to the Company which may introduce such Clients to the Alliance Partners pursuant to the terms of the Referral Agreement. During 2020, the Referral Agreement yielded gross revenue for the Company of approximately $2,654,000 from Academy Securities and approximately $788,000 from Siebert Williams Shank & Co., of which $1,737,000 was paid to DBS Bank. At December 31, 2020, approximately $688,000 remains payable to the Parent as noted on the Statement of Financial Condition.

The Company has amounts due to affiliates for advances in the normal course of business. As of December 31, 2020, no balances were payable to affiliates.

9. Lease Obligations

On November 11, 2010, the Company entered into a new operating lease agreement for office space which expires on February 28, 2021. The weighted average discount rate is 2.83%.

Future minimum lease payments as of December 31, 2020 are as follows:

December 31,	**Operating Commitments**
2021	$111,000
Total undiscounted lease payments	111,000
Less imputed interest rate	(320)
Total lease liabilities	**$110,680**

Rent expense for the year ended December 31, 2020 amounted to approximately $298,000.

10. Customer transactions

In the normal course of business, the Company effects, as agent, transactions on behalf of customers on a basis of either delivery or receipt versus payment. If these agency transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amounts. The risk of loss to the Company is normally limited to differences in market values of the securities compared to their contract amounts. At December 31, 2020, there were no estimated losses due to nonperforming parties. All open transactions at December 31, 2020 settled with no resultant loss being incurred by the Company.

11. Subsequent Events

On January 7, 2021, the Company entered into an operating lease agreement for new office space commencing on May 1, 2021, which expires on April 30, 2024. Total annual rent and utilities will be $159,896 and $8,216, respectively.